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                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 of
                       The Securities Exchange Act of 1934

                           For the Month of July 2001
                         Commission File Number 0-30040


                  VoiceIQ Inc., formerly BCB VOICE SYSTEMS INC.
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                 (Translation of Registrant's name into English)


              240 Riviera Drive, Markham, Ontario, L3R 5M1, Canada
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                    (Address of principal executive offices)

         [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

            Form 20-F    X                        Form 40-F
                      -------                               -------

         [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934.

               Yes                                 No    X
                   -------                            -------

This Form 6-K consists of the news releases of the Registrant issued on, July 25/2001.
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                                    SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                     VoiceIQ INC.


                                                     By: /S/ Larry Beard
                                                        -----------------------
                                                         [Name: Larry Beard]
                                                         [Title: CFO]

Date: July 27, 2001

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                                INDEX TO EXHIBITS

EXHIBIT
NUMBER                     DESCRIPTION OF EXHIBIT
-------                    ----------------------
99.1              Press Release dated July 25, 2001